U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

GIPSON				ROBERT			L.
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   (Last)                           (First)             (Middle)

C/O INGALLS & SNYDER LLC, 61 BROADWAY SUITE 3100
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                                    (Street)

NEW YORK			NY 		10006
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


BOSTON LIFE SCIENCES INC.
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 12, 2003
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A) or      Amount of      ship
                                                3.           Disposed of (D)                 Securities     Form:     7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                 Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON STOCK			  03/12/03	P		1,150,000  	A	1	1,834,000	D
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COMMON STOCK										        4,000 	     I	    owned by spouse
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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SENIOR NOTES        1.00                     	     	    7/26/02  	6/1/05	 COMMON ST 4,143,333	I	NOTE 1 + 2
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WARRANTS	    2.16	                  	    7/26/02	7/24/07	 COMMON ST 500,000		I	NOTE 1
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WARRANTS	    2.75			            2/26/02	3/1/07	 COMMON ST  50,000		D
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WARRANTS	    2.00				    11/22/02	12/31/06 COMMON ST  1,000,000		D
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====================================================================================================================================

Explanation of Responses:
NOTE 1:
Securities reported under indirect ownership are owned by Ingalls & Snyder Value Partners, L.P. ("ISVP"), an investment partnership managed under an Investment Advisory contract with Ingalls & Snyder LLC ("I&S"). Robert L. Gipson ("Gipson"), a Senior Director of I&S and Thomas O. Boucher, Jr., a Managing Director of I&S, are General Partners of ISVP and as such, share the power to vote the shares owned by it. ISVP owns a $4,143,333 convertible senior secured promissory note issued by BLSI which may be converted into 4,143,333 shares of BLSI common stock until 6/1/05. ISVP also owns 500,000 BLSI warrants. Each warrant gives ISVP the right to purchase one share of BLSI common stock for $2.16 until 7/24/07.
Gipson's directly owned shareholdings, when added to the shares owned by ISVP, aggregate in excess of 10% of the outstanding adjusted common shares of Boston Life. Gipson disclaims beneficial ownership of ISVP shares in excess of his economic interest in ISVP.
NOTE 2:
The conversion price on the convertible notes was adjusted from $2 to $1 on 3/12/03 as a result of BLSI's private placement of $10,000,000 shares of common stock at $1.


	/s/ ROBERT L. GIPSON					3/12/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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